Exhibit 99.3

Altamira Therapeutics Provides Business Update and First Half 2022 Financial Results

●	BentrioTM nasal spray launched in Hong Kong by partner Nuance Pharma to help protect against viruses and allergens

●	COVAMID trial with Bentrio in acute COVID-19 progressing towards read-out in December

●	Strategic Bentrio partnering or divestiture process approaching decisive phase

●	Previously announced divestiture of inner ear assets for up to $27 million amended for first stage, still expected to close in December

●	Progressing with strategic plan to become ‘pure-play’ RNA delivery company

HAMILTON, BERMUDA, Nov. 30, 2022 – Altamira Therapeutics Ltd. (NASDAQ:CYTO), a company dedicated to developing therapeutics that address important unmet medical needs, today provided a business update and reported its first half 2022 financial results.

“We continue to make good progress with the transformation of Altamira into an RNA delivery technology company,” stated Thomas Meyer, Altamira Therapeutics’ founder, Chairman and CEO. “We are optimistic of reaching an agreement to divest or partner our Bentrio nasal spray for key markets in North America and Europe by year end. Last month, we agreed to divest part or all of our inner ear therapeutics programs to a European family office. Following some delay and under slightly amended terms, we expect that transaction to close in December.

“Heading towards 2023, we look forward to focusing exclusively on the many emerging opportunities in the fast-growing RNA therapeutics market. We are increasingly well positioned to advance our RNA delivery technology throughout 2023.”

As Altamira is going through the final stages of a major corporate transformation, management intends to hold its next investor call upon finalization of its partnering / divestiture projects. On that call, the Company will also provide its outlook for 2023.

RNA delivery platform update

Altamira continued to make solid progress with the development of its patented, peptide-based platform for RNA delivery to extrahepatic tissues (OligoPhore™/SemaPhore™). In recent months, the RNA team led by Chief Development Officer Covadonga Pañeda, Ph.D., and Chief Scientific Officer Samuel Wickline, MD, have advanced various projects, including selection and optimization of siRNA sequences, formulation, process development and manufacturing. Starting with project AM-401 for the treatment of KRAS-driven tumors, the Company added a second project, AM-411 for the treatment of rheumatoid arthritis (RA). AM-411 nanoparticles comprise siRNA targeting NF-kB (p65), a key checkpoint in RA inflammation.

The Company is developing both AM-401 and AM-411 with the objective of out-licensing the drug products at a later stage. They serve as a “showcase” for the application of Altamira’s RNA delivery technology; the Company’s strategy will be to out-license the technology to pharma and biotech companies for use with their own RNA molecules. In this context, Altamira has been intensifying its efforts to raise awareness about OligoPhore/SemaPhore within science and industry.

In recent months, members of Altamira’s leadership team gave oral presentations at multiple international conferences, highlighting the ability to deliver RNA molecules to extrahepatic tissues and achieve efficient and rapid endosomal release inside target cells. Concurrently, further data on RNA delivered with Altamira’s delivery technology has been published by independent research groups in peer-reviewed scientific journals. Altamira anticipates entering into its first partnering agreements in 2023.

Bentrio Update

Earlier today, Altamira reported that its licensee and distribution partner Nuance Pharma has launched Bentrio nasal spray in Hong Kong to help provide protection against airborne viruses as well as allergens. This will be the first step to distributing Bentrio in the other Nuance-licensed territories which is comprised of mainland China, Macau and South Korea.

As part of its strategy to focus exclusively on RNA delivery, Altamira has been in discussions with several well-established OTC consumer health companies for the partnering of Bentrio. Those discussions intensified following the 510(k) clearance of the product by the FDA and have advanced well, including due diligence by interested parties. The Company anticipates entering into a partnering transaction before year end. In the context of those partnering discussions, Altamira suspended preparations for launching the product in the US on its own as well as pausing major marketing initiatives in Europe. This restraint provides the prospective strategic partner for Bentrio with maximum flexibility to fit the product into its business plan.

Beginning in early October, the Bentrio nasal spray was relaunched in Europe for allergic rhinitis. Previously, the Company had ceased marketing the product for the indication of viral infection in the EU and Switzerland although Bentrio’s mode of action is the same regardless of whether it provides a barrier against airborne virus or allergen particles. This had been demonstrated in various relevant in vitro assays. However, certain countries and regions require specifically clinical performance data to clear Bentrio for this indication, in particular related to COVID-19. Such data are expected to become available through the COVAMID trial.

In September, Altamira announced that it had reached its extended enrollment target of 160 confirmed subjects in its COVAMID clinical investigation to evaluate the safety, tolerability, and efficacy of its Bentrio nasal spray in patients with acute COVID-19. The read-out of top-line data remains on track for the current quarter. The Company plans to seek an expansion of its product label to also include viral infections in those countries requiring supportive clinical data.

In September, the Company also announced that its “NASAR” clinical trial in seasonal allergic rhinitis (SAR) resumed enrollment as the new pollen season started in Australia. The NASAR trial is expected to enroll a total of 100 patients suffering from SAR and is designed to compare the safety and efficacy of Bentrio against a (control) saline nasal spray. The primary endpoint will be the comparison of the reflective Total Nasal Symptom Score (rTNSS) under treatment with Bentrio against control.

The NASAR trial was initiated in the fall of 2021. It was suspended in spring 2022 as the pollen season came to an end before the enrollment target could be met. Interim data from the trial were used in support of the 510(k) clearance of Bentrio by the US FDA. Unless an interim analysis performed upon reaching 50% of the enrollment target to check the validity of the statistical powering assumptions requires a change to the target size of 100 patients, the Company expects to complete enrollment into the NASAR trial by year-end or in early 2023 with a read-out of top-line data in late 1Q-23.

Inner ear therapeutics update

In June the Company announced positive top-line data from its exploratory Phase 2 TRAVERS trial with AM-125 (intranasal betahistine) in acute vertigo. The randomized, double-blind, placebo-controlled TRAVERS trial enrolled a total of 124 patients who suffered from acute vertigo (acute vestibular syndrome) following surgery. TRAVERS demonstrated good safety and tolerability of AM-125 at doses up to 20 mg administered three times daily for four weeks. Further, administration of AM-125 resulted in a dose- and time-dependent improvement in balance and signs and symptoms of vestibular dysfunction. At the end of the treatment period, patients treated with AM-125 20 mg on average managed to maintain balance for 12.5 seconds vs. 7.5 seconds for placebo treated patients, which is a statistically significant improvement (p=0.0242; least square means in repeated-measure ANCOVA model, per protocol population). The detailed results from the TRAVERS trial shall be published in a scientific journal.

Based on the positive outcomes from TRAVERS, Altamira moved forward with the preparations for filing an Investigational New Drug (IND) application with the FDA. The IND will include accumulated clinical data and the protocol for the next clinical trial with AM-125 as well as data generated through extensive preclinical toxicology, pharmacology and pharmacokinetic studies. In the context of its strategy to focus on RNA delivery, Altamira engaged in discussions with potential partners for future development steps with AM-125.

Last month, the Company announced that it had entered into an agreement to sell 90% of the share capital of its wholly owned inner ear subsidiary Zilentin AG and an option to purchase all of its additional subsidiaries involved in inner ear projects (“the “Additional Subsidiaries”) to a European family office (the “Buyer”) for a cash consideration of $1 million each. Under the terms of the option agreement (the “Option”) Zilentin will be entitled to purchase the Additional Subsidiaries for an upfront payment of $25 million -- plus up to $55 million upon reaching certain clinical and regulatory milestones as well as royalties on revenues generated with products based on Altamira’s RNA delivery technology for certain inner ear targets at a mid-single digit percentage. The Option was set to be exercisable for 30 days from October 19, 2022 (the “Closing Date”); beyond that period, Zilentin would have a right of first refusal to acquire these companies until year end with the upfront payment increasing by $1 million per month.

Due to a delay in closing the initial Zilentin purchase transaction, on November 23, 2022 the Company and the Buyer agreed to amend their agreement:

●	Extending the Closing Date to up to December 15, 2022

●	Increasing the Zilentin share capital to be sold from 90% to 100%

●	Raising the combined amount of the payment for the purchase of Zilentin, and for the option to purchase the Additional Subsidiaries, proportionately from $2 million to $2.2 million.

First Half 2022 Financial Results and Financial Guidance

●	In the first half of 2022 ended June 30, the Company recorded revenues of CHF 1.2 million related to sales of Bentrio and the upfront payment received from Nuance Pharma compared with no revenue a year earlier.

●	Total operating expenses for the first half of 2022 were CHF 7.5 million compared with CHF 6.5 million for the first half of 2021.

●	R&D expenses for the first half of 2022 were CHF 3.6 million compared with CHF 3.4 million for the first half of 2021.

●	General and administrative expenses for the first half of 2022 were CHF 2.1 million compared with CHF 3.1 million for the first half of 2021.

●	Net loss for the first half of 2022 was CHF 7.3 million, or CHF 9.43 per share, compared with CHF 6.8 million, or CHF 10.85 per share for the first half of 2021.

On October 25, 2022 the Company effected a one-for-twenty reverse stock split. All per share data are shown on a post-split basis which has been reflected retrospectively.

Altamira expects its total cash need for funding operations in 2022 to be in the range of CHF 12.0 to 13.0 million. Funding requirements for operations and financial obligations until the end of 2023 are expected to amount to CHF 22.0 to 25.0 million, or to CHF 17.0 to 20 million if the convertible loan provided by FiveT will be converted into Common Shares. This guidance does not include any proceeds from the partnering of the Company’s legacy assets or partnering of the RNA delivery technology.

FINANCIAL TABLES

Condensed Consolidated Interim Statement of Profit or Loss and Other Comprehensive Income or Loss (unaudited)

For the Six Months Ended June 30, 2022 and 2021 (in CHF)

	SIX MONTHS ENDED
	JUNE 30
Revenue	1,222,998	-
Cost of Sales	(1,192,232)	-
Gross profit	30,766	-
Other operating income	255,820	-
Research and development	(3,563,883)	(3,393,710)
Sales and marketing	(2,129,881)	-
General and administrative	(2,076,383)	(3,062,199)
Operating loss	(7,483,561)	(6,455,909)
Interest expense	(376,848)	(172,462)
Foreign currency exchange gain (loss), net	58,296	291,892
Revaluation (loss) gain from derivative financial instruments	450,847	(428,742)
Transaction costs	(1,137)	-
Loss before tax	(7,352,403)	(6,765,221)
Income tax gain	46,085	10,642
Net loss attributable to owners of the Company	(7,306,318)	(6,754,579)
Other comprehensive income:
Items that will never be reclassified to profit or loss
Remeasurement of defined benefit liability, net of taxes of CHF 0.00	209,526	448,946
Items that are or may be reclassified to
Profit or loss
Foreign currency translation differences, net of taxes of CHF 0.00	(63,477)	(41,922)
Other comprehensive income, net of taxes of CHF 0	146,049	407,024
Total comprehensive loss attributable to owners of the Company	(7,160,269)	(6,347,555)

Basic and diluted loss per share	(9.43)	(10.85)

Condensed Consolidated Interim Statement of Financial Position (unaudited)

As of June 30, 2022 and December 31, 2021 (in CHF)

	JUNE 30,	DECEMBER 31,
	2022	2021
ASSETS
Non-current assets
Property and equipment	1	1
Right-of-use assets	505,270	564,714
Intangible assets	15,851,501	14,314,877
Other non-current financial assets	195,421	199,105
Total non-current assets	16,552,193	15,078,697

Current assets
Inventories	146,366	839,221
Trade receivables	182,167	21,746
Other receivables	444,034	671,340
Prepayments	782,469	1,575,126
Cash and cash equivalents	372,647	984,191
Total current assets	1,927,683	4,091,624

Total assets	18,479,876	19,170,321

EQUITY AND LIABILITIES
Equity
Share capital	170,643	149,643
Share premium	190,108,850	188,511,476
Foreign currency translation reserve	(1,408)	62,069
Accumulated deficit	(182,602,921)	(175,686,937)
Total shareholders’ equity attributable to owners of the Company	7,675,164	13,036,251

Non-current liabilities
Derivative financial instruments	-	1,233
Non-current lease liabilities	403,015	461,485
Employee benefits	515,174	668,319
Deferred tax liabilities	95,999	142,484
Total non-current liabilities	1,014,188	1,273,521

Current liabilities
Loan	4,701,906	-
Derivative financial instruments	284	-
Current lease liabilities	116,040	114,251
Trade and other payables	3,164,754	3,697,723
Accrued expenses	1,807,540	1,048,575
Total current liabilities	9,790,524	4,860,549
Total liabilities	10,804,712	6,134,070
Total equity and liabilities	18,479,876	19,170,321

About Altamira Therapeutics

Altamira Therapeutics (NASDAQ:CYTO) is dedicated to developing therapeutics that address important unmet medical needs. The Company is currently active in three areas: the development of RNA therapeutics for extrahepatic therapeutic targets (OligoPhore™ / SemaPhore™ platforms; preclinical), nasal sprays for protection against airborne allergens and, where approved, viruses (Bentrio™; commercial) or for the treatment of vertigo (AM-125; post Phase 2), and the development of therapeutics for intratympanic treatment of tinnitus or hearing loss (Keyzilen® and Sonsuvi®; Phase 3). Founded in 2003, it is headquartered in Hamilton, Bermuda, with its main operations in Basel, Switzerland. For more information, visit: https://altamiratherapeutics.com/

Forward-Looking Statements

This press release may contain statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements other than historical facts and may include statements that address future operating, financial or business performance or Altamira Therapeutics’ strategies or expectations. In some cases, you can identify these statements by forward-looking words such as “may”, “might”, “will”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “projects”, “potential”, “outlook” or “continue”, or the negative of these terms or other comparable terminology. Forward-looking statements are based on management’s current expectations and beliefs and involve significant risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by these statements. These risks and uncertainties include, but are not limited to, the effect of the reverse split on Altamira’s stock price and compliance with Nasdaq listing requirements, the closing of the initial sale of Zilentin, the exercise by Zilentin of its option to purchase additional legacy assets, the achievement by Altamira of the milestones set forth in the option agreement, Altamira’s ability to complete a divestiture transaction of Bentrio, Altamira Therapeutics’ need for and ability to raise substantial additional funding to continue the development of its product candidates, the timing and conduct of clinical trials of Altamira Therapeutics’ product candidates, the clinical utility of Altamira Therapeutics’ product candidates, the timing or likelihood of regulatory filings and approvals, Altamira Therapeutics’ intellectual property position and Altamira Therapeutics’ financial position, including the impact of any future acquisitions, dispositions, partnerships, license transactions or changes to Altamira Therapeutics’ capital structure, including future securities offerings. These risks and uncertainties also include, but are not limited to, those described under the caption “Risk Factors” in Altamira Therapeutics’ Report on Form 6-K for the six months ended June 30, 2022, and in Altamira Therapeutics’ other filings with the SEC, which are available free of charge on the Securities Exchange Commission’s website at: www.sec.gov Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated. All forward-looking statements and all subsequent written and oral forward-looking statements attributable to Altamira Therapeutics or to persons acting on behalf of Altamira Therapeutics are expressly qualified in their entirety by reference to these risks and uncertainties. You should not place undue reliance on forward-looking statements. Forward-looking statements speak only as of the date they are made, and Altamira Therapeutics does not undertake any obligation to update them in light of new information, future developments or otherwise, except as may be required under applicable law.

CONTACT

Investors@altamiratherapeutics.com

800-460-0183